UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: November 10, 2008

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2008

UNAUDITED FINANCIAL RESULTS

(Beijing – November 10, 2008) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights1

•	Total revenues were RMB381.8 million (USD56.2 million), an increase of 14.2% from 2Q08 and 78.5 % from 3Q07

•	Gross profit was RMB 334.5 million (USD 49.3 million), an increase of 14.1 % from 2Q08 and 87.5 % from 3Q07

•	Operating profit was RMB 200.0 million (USD29.5 million), an increase of 20.5% from 2Q08 and 71.8 % from 3Q07

•	Net income was RMB 198.8 million (USD29.3 million), an increase of 20.9% from 2Q08 and 61.2 % from 3Q07

•

Basic and diluted earnings per ADS were RMB3.53 (USD0.52) and RMB3.34 (USD0.49), respectively, as compared to basic and diluted earnings per ADS of RMB2.93 and RMB2.76, respectively, in 2Q08, and basic and diluted earnings per ADS of RMB2.51 and RMB2.18, respectively, in 3Q07

•	Aggregate average concurrent users (ACU) for games under operation in mainland China were approximately 717,000, an increase of 15.8% from 2Q08 and 39.8% from 3Q07

•	Active paying customers (APC) for games operated in mainland China under the item-based revenue model were approximately 1,610,000, an increase of 5.3% from 2Q08 and 16.1% from 3Q07

•	Average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB196, an increase of 4.2% from 2Q08 and 44.5% from 3Q07

•	Launched unlimited closed beta testing for “Pocketpet Journey West”, the Company’s pet-themed 3D massively multiplayer online role playing game (“MMORPG”) on July 17, 2008

•

Rolled out expansion packs including “The Return of the Storm” for “Legend of Martial Arts”, “Hot Dance Party 2.0” and “Dream Club” for “Hot Dance Party”, “Mazy Treasure Island” for “Perfect World”, and “Asura Battlefield” for “Perfect World II”

[1]

The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2008, which was RMB6.7899 to USD1.00. The percentages stated are calculated based on RMB.

•

Launched “Perfect Carnival”, a series of large-scale campaigns including a cooperation with Intel to promote Perfect World’s brand, promotion activities at the ChinaJoy Game Show and the celebration of the first anniversary of Perfect World’s listing on Nasdaq

•

Entered into agreements with respective overseas operators to license “Perfect World II” in around forty countries in Europe, “Hot Dance Party” in Vietnam, Thailand, Malaysia and Singapore, and “Legend of Martial Arts” in Korea

•	Launched open beta testing for “Perfect World II” in North America in the name of “Perfect World International” through the Company’s U.S. subsidiary in September 2008

•

Launched “Perfect World II” in Indonesia in August 2008, “Chi Bi” in Malaysia and Singapore in August 2008, and “Chi Bi” in Taiwan, Hong Kong and Macau in September 2008 through various overseas operators

“We are pleased to announce strong third quarter results, which once again came in line with our expectations,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Our proprietary game development platform continues to be successful in quickly introducing new games and expansion packs to the market. As we continue to strategically focus on developing a sustainable pipeline of games that capitalize on the growth of the online game market in China, we will be well positioned to increase user base and drive growth.”

“Recently, we have had many promising business developments such as a successful launch of open beta testing for ‘Pocketpet Journey West.’ We continue to focus on strengthening our pipeline, with five MMORPGs currently under in-house development. We plan to launch closed beta testing for ‘Battle of the Immortals,’ a new adventure themed MMORPG, by the end of this year. We also recently acquired an online game named ‘Meteor Online’ and an exclusive license of the sales and publishing rights to an online game developed based on XiaoAoJiangHu, which are both further additions to our strong pipeline.”

“Our overseas development efforts have also progressed, as we remain fully committed to expanding our presence globally. In September, we launched open beta testing for ‘Perfect World II’ in the name of ‘Perfect World International’ in North America through our wholly-owned U.S. subsidiary. Furthermore, we successfully launched our games in multiple Asian countries through respective overseas operators in the past quarter. We also signed various new licensing agreements in Asia and Europe, which has served to increase our global footprint. I am also excited to announce that we recently took a minority stake in a newly established Chinese media and entertainment company. We believe that this strategic investment will not only benefit our game development capabilities by providing us with the newest game ideas, but also create synergies through co-promotion techniques. We are confident in our ability to execute our stated growth strategy and have announced a share repurchase program of up to USD100 million of our ADSs through October 2009. We will continue to emphasize on strengthening our proprietary game development platform to deepen our position as a leading player in the Chinese online game market. At the same time, we are also rapidly expanding our position in the global online gaming market through promising collaborations with overseas partners.”

Third Quarter 2008 Financial Results

Total Revenues

Total revenues were RMB381.8 million (USD56.2 million) in 3Q08, an increase of 14.2%, or RMB47.4 million, from RMB334.4 million in 2Q08 and an increase of 78.5%, or RMB167.9 million, from RMB213.9 million in 3Q07.

Online game operation revenues were RMB324.5 million (USD 47.8 million) in 3Q08, an increase of 8.4%, or RMB 25.1 million, from RMB299.4 million in 2Q08 and an increase of 64.3%, or RMB127.0 million, from RMB197.4 million in 3Q07. The sequential increase in online game operation revenues was primarily attributable to the successful launch of unlimited closed beta testing for “Pocketpet Journey West”, the successful launch of expansion packs for some of the Company’s existing games and the positive market response from recent marketing campaigns.

The ACU for games under operation in mainland China was approximately 717,000 in 3Q08, an increase of 15.8%, or 98,000, from 619,000 in 2Q08 and an increase of 39.8%, or 204,000, from 513,000 in 3Q07. The APC for games operated in mainland China under the item-based revenue model was approximately 1,610,000 in 3Q08, an increase of 5.3%, or 80,000, from 1,530,000 in 2Q08 and an increase of 16.1%, or 223,000, from 1,387,000 in 3Q07. The ARPU for games operated in mainland China under the item-based revenue model was RMB196 in 3Q08, an increase of 4.2%, or RMB8, from RMB188 in 2Q08 and an increase of 44.5%, or RMB60, from RMB136 in 3Q07.

Overseas licensing revenues were RMB57.3 million (USD8.4 million) in 3Q08, an increase of 63.7%, or RMB22.3 million, from RMB35.0 million in 2Q08 and an increase of 249.0%, or RMB40.9 million, from RMB16.4 million in 3Q07. The increase from 2Q08 was mainly due to an increase in usage-based royalty fees in relation to the launch of “Zhu Xian” in Taiwan in June 2008, and an increase in initial license fee associated with the launch of “Chi Bi” in Malaysia in August 2008 and in Taiwan in September 2008.

Cost of Revenues

The cost of revenues was RMB47.3 million (USD7.0 million) in 3Q08, an increase of 14.9%, or RMB6.1 million, from RMB41.1 million in 2Q08 and an increase of 33.5%, or RMB11.9 million, from RMB35.4 million in 3Q07. The increase from 2Q08 was mainly due to an increase in VAT and other related taxes, and an increase in staff costs in connection with the U.S. and Beijing operation.

Gross Profit and Gross Margin

Gross profit was RMB334.5 million (USD49.3 million) in 3Q08, an increase of 14.1%, or RMB41.3 million, from RMB293.3 million in 2Q08, and an increase of 87.5%, or RMB156.1 million, from RMB178.5 million in 3Q07. Gross margin was 87.6% in 3Q08, as compared to 87.7 % in 2Q08 and 83.4% in 3Q07.

Operating Expenses

Operating expenses were RMB134.5 million (USD19.8 million) in 3Q08, an increase of 5.7%, or RMB7.2 million, from RMB127.3 million in 2Q08, and an increase of 116.9%, or RMB72.5 million, from RMB62.0 million in 3Q07. The sequential increase in operating expenses was mainly attributed to higher R&D expenses and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

R&D expenses increased by 49.2%, or RMB15.5 million, from RMB31.5 million in 2Q08 to RMB47.0 million (USD6.9 million) in 3Q08. This was primarily due to an increase in staff cost associated with the expansion in Shanghai and Beijing.

Sales and marketing expenses decreased by 16.9%, or RMB12.5 million, from RMB73.8 million in 2Q08 to RMB61.4 million (USD9.0 million) in 3Q08. This was primarily attributable to a deduction in advertising and promotional expenses associated with a more effective marketing campaign strategy.

General and administrative expenses increased by 18.8%, or RMB4.1 million, from RMB22.0 million in 2Q08 to RMB26.1 million (USD3.8 million) in 3Q08. This was primarily due to an increase in staff cost in connection with the expansion in Shanghai and Beijing.

Operating Profit

Operating profit was RMB200.0 million (USD29.5 million) in 3Q08, an increase of 20.5%, or RMB34.0 million, from RMB166.0 million in 2Q08, and an increase of 71.8%, or RMB83.6 million, from RMB116.4 million in 3Q07.

Total Other Income

Total other income was RMB7.6 million (USD1.1 million) in 3Q08, an increase of 99.1%, or RMB3.8 million, from RMB3.8 million in 2Q08, and a decrease of 18.6%, or RMB1.7 million, from RMB9.3 million in 3Q07. The difference from 2Q08 was primarily due to a one-time donation of RMB3.0 million to the Sichuan earthquake relief efforts in 2Q08.

Income Tax Expense

Income tax expense was RMB8.8 million (USD1.3 million) in 3Q08, an increase of 66.4%, or RMB3.5 million, from RMB5.3 million in 2Q08 and an increase of 268.3%, or RMB6.4 million, from RMB2.4 million in 3Q07. Income tax expense represents withholding income tax for overseas licensing revenues. The increase from 2Q08 was mainly due to the increase in overseas licensing revenues.

Net Income

Net income was RMB198.8 million (USD29.3 million) in 3Q08, an increase of 20.9%, or RMB34.3 million, from RMB164.5 million in 2Q08, and an increase of 61.2%, or RMB75.5 million, from RMB123.3 million in 3Q07. Basic and diluted earnings per ADS were RMB3.53 (USD0.52) and RMB3.34 (USD0.49), respectively, in 3Q08, as compared to basic and diluted earnings per ADS of RMB2.93 and RMB2.76, respectively, in 2Q08, and basic and diluted earnings per ADS of RMB2.51 and RMB2.18, respectively, in 3Q07.

Cash and Cash Equivalents

As of September 30, 2008, the Company had RMB1.3 billion (USD195.9 million) of cash and cash equivalents, an increase of 17.5%, or RMB198.4 million, from RMB1.1 billion as of June 30, 2008. The increase was mainly due to the net cash inflow generated from the Company’s online game operations and overseas licensing.

Recent Developments

Open Beta Testing for “Pocketpet Journey West”

The Company launched open beta testing for “Pocketpet Journey West,” the Company’s pet-themed 3D MMORPG on October 16, 2008.

Asset Transfer and License Agreement with InterServ

In October 2008, the Company entered into an agreement with Global InterServ (B.V.I.) Inc., a subsidiary of InterServ International Inc. (GTSM: 6169), a Taiwan-based game developer (“InterServ”), to acquire an online game named Meteor Online, an exclusive license of the sales and publishing rights to an online game developed based on XiaoAoJiangHu, the famous book authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine. The aggregate transaction consideration is approximately USD15.0 million, and the Company will not pay additional royalties for the above licenses. These additions are expected to further diversify the Company’s pipeline and enhance its game portfolio.

New Expansion Pack

The Company launched “Horseback Fighters” expansion pack for “Chi Bi” on October 23, 2008.

New Overseas Licensing Agreement

The Company entered into a new overseas licensing agreement in October 2008 with C&C Media Co., Ltd. to license “Chi Bi” in Japan.

New Overseas Launches

The Company launched “Legend of Martial Arts” in Thailand in October 2008 and “Zhu Xian” in Japan in November 2008 through respective overseas operators.

Minority Investment in Beijing Perfect World Cultural Communication Co., Ltd.

Perfect World invested RMB3.0 million for a minority stake in Beijing Perfect World Cultural Communication Co., Ltd., a newly established Chinese media and entertainment company. This new company was named after Perfect World in order to leverage Perfect World’s well-established brand name. This strategic investment is expected to benefit the Company by providing the newest ideas for game content generation while creating synergies through co-promotion activities.

Share Repurchase Program

The board has duly authorized Perfect World to repurchase up to USD100 million of its own American Depositary Shares (“ADSs”) during the period from October 2008 to October 2009.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2008 are expected to be between RMB401 million and RMB420 million. This represents an increase of 5% - 10% on a sequential basis and reflects expected growth from existing games and newly launched “Pocketpet Journey West.”

In terms of pipeline, the Company currently has five MMORPGs under in-house development. Closed beta testing for “Battle of the Immortals” is expected to be launched by the end of 2008.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Standard Time (EST) (9:00 p.m., Beijing time) on Monday, November 10, 2008.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-586-2813
- International Dial-in Number:	+61-2-8524-6650
- Mainland China Toll Free Number:	10-800-361-0079
- Hong Kong Toll Free Number:	80-096-5808
- U.K. Toll Free Number:	080-0056-9662
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Standard Time, November 17, 2008.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: PWRD

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West;” and a 3D online casual game: “Hot Dance Party.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of November 10, 2008, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	September 30,	September 30,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,496,032,993	1,329,808,557	195,850,978
Short-term investments	—	50,000,000	7,363,879
Accounts receivable	16,796,527	34,134,930	5,027,310
Prepayments and other assets	22,112,949	38,338,390	5,646,386
Deferred tax assets	731,142	1,521,495	224,082

Total current assets	1,535,673,611	1,453,803,372	214,112,635

Non current assets
Equity investments	—	23,028,711	3,391,613
Property, equipment, and software, net	107,331,206	170,416,267	25,098,494
Construction in progress	—	712,404,995	104,921,279
Intangible assets, net	1,723,048	960,210	141,417
Prepayments and other assets	20,283,302	4,618,819	680,248
Deferred tax assets	730,180	721,304	106,232

Total assets	1,665,741,347	2,365,953,678	348,451,918

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	23,464,378	21,801,788	3,210,914
Advances from customers	49,672,384	76,108,227	11,209,035
Salary and welfare payable	30,901,115	43,593,154	6,420,294
Taxes payable	13,374,892	20,139,464	2,966,091
Accrued expenses and other liabilities	14,175,638	29,166,367	4,295,552
Deferred revenues	123,310,935	218,882,033	32,236,415
Deferred government grants	1,100,000	1,600,000	235,644

Total current liabilities	255,999,342	411,291, 033	60,573,945
Deferred revenues	19,365,787	13,339,550	1,964,617
Other long-term payable	—	28,000,000	4,123,772

Total liabilities	275,365,129	452,630,583	66,662,334

Commitments

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 77,385,480 Class A ordinary shares and 207,847,340 Class B ordinary shares issued and outstanding as of September 30, 2008)	221,081	222,900	32,828
Additional paid-in capital	1,124,169,036	1,159,787,490	170,810,688
Statutory reserves	29,919,175	29,919,175	4,406,424
Accumulated other comprehensive loss	(31,771,062)	(66,091,160)	(9,733,746)
Retained earnings	267,837,988	789,484,690	116,273,390

Total Shareholders’ Equity	1,390,376,218	1,913,323,095	281,789,584

Total Liabilities and Shareholders’ Equity	1,665,741,347	2,365,953,678	348,451,918

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	197,444,414	299,397,364	324,484,312	47,789,262
Overseas licensing revenues	16,422,947	35,015,395	57,317,936	8,441,647

Total Revenues	213,867,361	334,412,759	381,802,248	56,230,909
Cost of revenues	(35,405,618)	(41,121,388)	(47,256,941)	(6,959,888)

Gross profit	178,461,743	293,291,371	334,545,307	49,271,021
Operating expenses
Research and development expenses	(13,590,762)	(31,513,638)	(47,033,562)	(6,926,989)
Sales and marketing expenses	(37,904,624)	(73,823,711)	(61,371,931)	(9,038,709)
General and administrative expenses	(10,539,458)	(21,996,244)	(26,135,551)	(3,849,181)

Total operating expenses	(62,034,844)	(127,333,593)	(134,541,044)	(19,814,879)

Operating profit	116,426,899	165,957,778	200,004,263	29,456,142

Other income/(expenses)
Investment loss	—	(292,263)	(414,026)	(60,977)
Interest income	9,594,555	8,082,012	7,724,046	1,137,579
Others, net	(298,604)	(3,988,788)	259,476	38,215

Total other income	9,295,951	3,800,961	7,569,496	1,114,817

Profit before tax	125,722,850	169,758,739	207,573,759	30,570,959
Income tax expense	(2,381,058)	(5,269,372)	(8,770,012)	(1,291,626)

Net Profit	123,341,792	164,489,367	198,803,747	29,279,333

Cumulative unearned dividends of Series A Preferred Share	(207,878)	—	—	—

Net profit attributable to ordinary shareholders	123,133,914	164,489,367	198,803,747	29,279,333

Net earnings per share, basic	0.50	0.59	0.71	0.10
Net earnings per share, diluted	0.44	0.55	0.67	0.10
Net earnings per ADS, basic	2.51	2.93	3.53	0.52
Net earnings per ADS, diluted	2.18	2.76	3.34	0.49

Shares used in calculating basic net earnings per share	245,318,329	281,166,704	281,733,114	281,733,114
Shares used in calculating diluted net earnings per share	282,331,579	297,747,140	297,574,386	297,574,386

Total share-based compensation cost included in:
Cost of revenues	(31,815)	(674,389)	(854,899)	(125,907)
Research and development expenses	(377,776)	(5,167,248)	(5,885,419)	(866,790)
Sales and marketing expenses	(282,867)	(1,191,446)	(1,315,404)	(193,730)
General and administrative expenses	(1,920,586)	(4,822,002)	(5,304,841)	(781,284)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net profit	123, 341,792	164,489,367	198,803,747	29,279,333
Adjustments for:
Share-based compensation cost	2,613,044	11,855,085	13,360,563	1,967,711
Depreciation and amortization expense	2,015,326	5,165,497	5,989,719	882,153
Exchange loss	302,708	1,743,894	212,346	31,274
Investment loss	—	292,263	414,026	60,977
Changes in assets and liabilities:
Accounts receivable	(9,076,518)	(1,268,471)	(15,080,639)	(2,221,040)
Current prepayments and other assets	(8,160,418)	(14,541,991)	2,560,308	377,076
Deferred tax assets	(312,045)	(662,787)	(107,018)	(15,761)
Non-current prepayments and other assets	(1,273,788)	467,091	481,283	70,882
Accounts payable	(1,438,383)	(10,230,826)	(9,795,333)	(1,442,633)
Advances from customers	26,499,279	(59,015,448)	19,223,380	2,831,173
Salary and welfare payable	3,414,273	8,203,906	18,471,056	2,720,372
Taxes payable	3,011,637	2,858,186	1,172,897	172,741
Accrued expenses and other liabilities	4,194, 478	2,943,696	3,573,703	526,326
Deferred revenues	28,155,289	18,569,486	26,051,626	3,836,820
Deferred government grants	—	350,000	150,000	22,092

Net cash provided by operating activities	173,286,674	131,218,948	265,481,664	39,099,496

Cash flows from investing activities:

Purchase of property, equipment and software	(5,428,898)	(511,927,172)	(62,749,284)	(9,241,562)
Purchase of short-term investments	—	(50,000,000)	—	—
Cash paid for equity investments	—	(20,735,000)	(3,000,000)	(441,833)

Net cash used in investing activities	(5,428,898)	(582,662,172)	(65,749,284)	(9,683,395)

Cash flows from financing activities:
Exercise of share options	—	1,388,550	264,090	38,895
Proceeds from IPO, net of issuance costs	1,018,570,591	—	—	—

Net cash provided by financing activities	1,018,570,591	1,388,550	264,090	38,895

Effect of exchange rate changes on cash and cash equivalents	(9,026,267)	(6,600,075)	(1,588,665)	(233,976)

Net increase/(decrease) in cash	1,177,402,100	(456,654,749)	198,407,805	29,221,020

Cash and cash equivalents, beginning of the period	236,166,827	1,588,055,501	1,131,400,752	166,629,958

Cash and cash equivalents, end of the period	1,413,568,927	1,131,400,752	1,329,808,557	195,850,978

Supplemental schedule of non-cash financing activities:
Conversion of Series A preferred shares into common shares	61,796,533	—	—	—

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(2,005,418)	(5,600,017)	(4,365,085)	(642,879)